# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medline Inc., CIK 0002046386
CUSIP: 58507V107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois (IL), 60093
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001999371-26-003057
Filed by CIK 0001362558

## Reporting persons
- Abu Dhabi Investment Authority: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 517,241; shared voting power 40,838,099; sole dispositive power 517,241; shared dispositive power 40,838,099; aggregate amount beneficially owned 41,355,340 (4.9% of the class)
  Comment: (1) Abu Dhabi Investment Authority is the direct owner of 517,241 of the shares of Class A Common Stock represented herein.
  
  (2) The percent calculation is based on 845,611,435 shares of Class A Common Stock outstanding as reported in Medline Inc.'s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on March 6, 2026, after giving effect to the full exercise of the underwriters' over-allotment option, as described therein.
- Platinum Falcon B 2018 RSC Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 40,838,099; sole dispositive power 0; shared dispositive power 40,838,099; aggregate amount beneficially owned 40,838,099 (4.8% of the class)
  Comment: (1) Platinum Falcon B 2018 RSC Limited ("Platinum Falcon") is the direct owner of 40,838,099 of the shares of Class A Common Stock reported herein. Platinum Falcon is a wholly owned subsidiary of Abu Dhabi Investment Authority. Pursuant to the rules and regulations of the Securities and Exchange Commission, Abu Dhabi Investment Authority may be deemed to be the beneficial owner of the shares of Class A Common Stock directly held by Platinum Falcon.
  
  (2) The percent calculation based on 845,611,435 shares of Class A Common Stock outstanding as reported in Medline Inc.'s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on March 6, 2026, after giving effect to the full exercise of the underwriters' over-allotment option, as described therein.

## Item 1. Issuer
Name of issuer: Medline Inc.
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, IL 60093

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed on behalf of the following:

1. Abu Dhabi Investment Authority

2. Platinum Falcon B 2018 RSC Limited
Address of principal business office or, if none, residence:
1. 211 Corniche Street
P.O. Box 3600
Abu Dhabi, United Arab Emirates 3600

2. Level 26, Al Khatem Tower
Abu Dhabi Global Market Square
Al Maryah Island, Abu Dhabi
United Arab Emirates
Citizenship:
1. Abu Dhabi Investment Authority (ADIA) is a public institution established by the Government of the Emirate of Abu Dhabi in 1976 as an independent investment institution.

2. Platinum Falcon B 2018 RSC Limited is a restricted scope company organized under the laws of the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Abu Dhabi Investment Authority: /s/ Saif Surour Omair Maaded AlMashghouni, Saif Surour Omair Maaded AlMashghouni/Authorized Signatory (05/07/2026)
- Abu Dhabi Investment Authority: /s/ Ahmed Salem Abdulla Melaih AlNeyadi, Ahmed Salem Abdulla Melaih AlNeyadi/Authorized Signatory (05/07/2026)
- Platinum Falcon B 2018 RSC Limited: /s/ Saif Surour Omair Maaded AlMashghouni, Saif Surour Omair Maaded AlMashghouni/Authorized Signatory (05/07/2026)
- Platinum Falcon B 2018 RSC Limited: /s/ Ahmed Salem Abdulla Melaih AlNeyadi, Ahmed Salem Abdulla Melaih AlNeyadi/Authorized Signatory (05/07/2026)